Jeffs’ Brands Ltd

3 Hanechoshet Street

Tel Aviv, Israel

February 17, 2022

Via EDGAR

Donald Field

Katherine Bagley

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Re:	Jeffs’ Brands Ltd

Amendment No. 2

Draft Registration Statement on Form F-1

Submitted January 11, 2022

CIK No. 0001885408

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of February 2, 2021, regarding the abovementioned Amendment No. 2 to Draft Registration Statement on Form F-1 of Jeffs’ Brands Ltd (the “Company”, ‘we’, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently publicly filing the Registration Statement on Form F-1 (“Form F-1”).

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary Our Company, page 1

1.	We note your response to our prior comment 3 and your amended disclosure on page 1. The numerical values disclosed in the third, fourth and fifth paragraph appear to be in thousands. Please revise to clarify that fact.

Response:  In response to the Staff’s comment, we have revised the disclosure on pages 1 and 63 of Form F-1.

Industry Overview and Market, page 3

2.	We note your response to our prior comment 4 and your amended disclosure indicating “[i]n 2020, Amazon’s sales (by country (in billion U.S. dollars)), which are not necessarily indicative of our current or future sales.” Please amend your disclosure to clarify why these sales are not indicative of your sales, including that while you sell products on Amazon, you are not affiliated with Amazon.

Response:  In response to the Staff’s comment, we have revised the disclosure on pages 3 and 66 of Form F-1.

Recent Results, page 5

3.

You state that adjustments to your preliminary estimates “could be material” and “undue reliance should not be placed on the preliminary estimates.” If you disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove these disclosures, as they imply that investors should not rely on the information presented. Also, revise your disclosures to provide context related to your preliminary expense and net income (loss) amounts for the year ended December 31, 2021.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 5 of the F-1.

Jeffs’ Brands Ltd

Securities and Exchange Commission

Risk Factors “Economic regulation, trade restrictions, and increasing manufacturing costs . . .”, page 19

4.	We note your response to comment 7 and your amended disclosure on page 19, including your disclosure that “government trade policies, including the imposition of tariffs, export restrictions, sanctions or other retaliatory measures could limit our ability to source materials and products from China at acceptable prices or at all.” Please amend your disclosure to briefly describe the specific trade policies, tariffs, export restrictions, and sanctions that currently impact or will potentially impact your business and operations.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 21 of the F-1.

Business, page 57

5.	We note your response to our prior comment 17 and reissue in part. We note your disclosure that the company is a holding company for three e-commerce companies, Smart Repair Pro, Purex and Top Rank. We also note your disclosure that two online stores, Whoobi Store and Knifeplanet Store, contribute a significant percentage of your revenue for the most recent interim period. Please revise in an appropriate section to clarify the online stores, brands, and products owned by each individual e-commerce company.

Response:  In response to the Staff’s comment, we have revised the disclosure on pages 1 and 63 of Form F-1.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Jeffs’ Brands Ltd

By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP